March 8, 2024	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-276254) Hashdex Bitcoin ETF Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate, as a separate series of the Registrant, the Hashdex Bitcoin ETF (the “Fund”), we are filing this correspondence to provide the Registrant’s response to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated March 8, 2024 (“Comment Letter”), addressing Pre-Effective Amendment No. 5 to the Registration Statement that was filed by the Registrant on March 5, 2024 (File No. 333-276254) (the “Registration Statement”).

The Staff’s comment from the Comment Letter is repeated below in italics and followed by the Registrant’s response.

Amendment No. 5 to Registration Statement on Form S-1

General

1.	Refer to your response to comment 1 in our January 17, 2024 comment letter. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

RESPONSE:

On behalf of the Registrant, we confirm the Registrant’s understanding that the Staff’s decision not to issue additional comments concerning the Registration Statement should not be interpreted to mean that the Staff and the Commission either agree or disagree with the Registrant’s responses to prior Staff comments, including any conclusions the Registrant has made, positions the Registrant has taken and practices the Registrant has engaged in or may engage in with respect to this matter.

*    *    *    *

The Registrant and the Sponsor acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

/s/ Peter J. Shea

Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance
Mr. Justin Dobbie, Division of Corporation Finance
Ms. Sonia Bednarowski, Division of Corporation Finance
Mr. Eric Envall, Division of Corporation Finance
Ms. Michelle Miller, Division of Corporation Finance
Ms. Kate Tillan, Division of Corporation Finance
Mr. Guillermo Trias, Tidal Financial Group
Mr. Daniel Carlson, Tidal Financial Group
Mr. Michael Pellegrino, Tidal Financial Group
Mr. Brian Doyle-Wenger, K&L Gates LLP

2